Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and among

RISE EDUCATION CAYMAN LTD

DADA MERGER SUB LIMITED

DADA MERGER SUB II LIMITED

and

DADA AUTO INC.

dated as of

February 8, 2022

2

3

EXHIBIT A - Amended and Restated Articles of Association
EXHIBIT B - Support Agreement
EXHIBIT C - Company Voting Agreement
EXHIBIT D-1 - Plan of Merger
EXHIBIT D-2 - Second Plan of Merger

Schedule A - Company Voting Shareholders
Schedule B - Allocation Schedule

4

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 8, 2022, by and among RISE Education Cayman Ltd, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“ListCo”), Dada Merger Sub Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and wholly-owned subsidiary of ListCo (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and wholly-owned subsidiary of ListCo (“Merger Sub II”) and Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). ListCo, Merger Sub, Merger Sub II and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, ListCo is a company listed on the Nasdaq Global Market.

WHEREAS, Merger Sub is a newly incorporated, wholly owned, direct subsidiary of ListCo that was formed for purposes of consummating the transactions contemplated by this Agreement and the other Transaction Agreements (the “Transactions”).

WHEREAS, Merger Sub II is a newly incorporated, wholly owned, direct subsidiary of ListCo that was formed for purposes of consummating the Transactions.

WHEREAS, the Company operates an integrated EV charging service platform business (the “Business”).

WHEREAS, prior to the Closing, ListCo shall adopt the second amended and restated memorandum and articles of association of ListCo in the form attached hereto as Exhibit A (with such changes as may be agreed in writing by ListCo and the Company, the “ListCo Post-Closing M&AA”) pursuant to which, among other things, ListCo Shares are divided into three classes with equal economic rights, of which each ListCo Class A Ordinary Share is entitled to one (1) vote, each ListCo Class B Ordinary Share is entitled to ten (10) votes, and each ListCo Class C Ordinary Share is entitled to two (2) votes (the amendments effected by the ListCo Post-Closing M&AA, the “Amendment”).

WHEREAS, immediately following the Amendment, subject to the terms and conditions hereof and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), at the Closing, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as the Surviving Entity.

WHEREAS, immediately following the consummation of the Merger and as part of the same overall transaction, upon the terms and subject to the conditions hereof and in accordance with the Cayman Companies Act, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of ListCo.

WHEREAS, the audit committee of the board of directors of ListCo (the “Audit Committee”), comprised solely of independent directors, has unanimously: (a) determined that it is in the best interests of ListCo and the ListCo Shareholders for ListCo to enter into this Agreement and the other Transaction Agreements to which it is or will be a party, and (b) recommended, among other things, the approval for ListCo to enter into this Agreement and the other Transaction Agreements to which ListCo is or will be a party and the consummation of the Transactions, including the Mergers and the Amendment, by the board of directors of ListCo.

WHEREAS, the board of directors of ListCo (the “ListCo Board”), acting upon the recommendation of audit committee of the board of directors of ListCo, has unanimously: (a) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment, (b) determined that this Agreement and the Transactions, including the Mergers and the Amendment, are in the best interest of ListCo and the ListCo Shareholders, and (c) resolved to recommend to its shareholders that they approve the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

WHEREAS, the board of directors of Merger Sub has unanimously: (a) approved and declared advisable this Agreement, the Plans of Merger and the other Transaction Agreements and the Transactions, including the Mergers, (b) determined that this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers, are in the best interest of Merger Sub and its sole shareholder, and (c) resolved to recommend the adoption and approval of this Agreement by the sole shareholder of Merger Sub.

WHEREAS, the board of directors of Merger Sub II has unanimously: (a) approved and declared advisable this Agreement, the Plans of Merger and the other Transaction Agreements and the Transactions, including the Mergers, (b) determined that this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers, are in the best interest of Merger Sub II and its sole shareholder, and (c) resolved to recommend the adoption and approval of this Agreement by the sole shareholder of Merger Sub II.

WHEREAS, ListCo as the sole shareholder of Merger Sub and Merger Sub II, has approved the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) approved and declared advisable this Agreement, the Plans of Merger and the other Transaction Agreements and the Transactions, including the Mergers, and (b) determined that this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers, are in the best interest of the Company and the shareholders of the Company.

WHEREAS, concurrently with the execution and delivery of this Agreement, Bain Capital Rise Education IV Cayman Limited, the controlling shareholder of ListCo (“ListCo Major Shareholder”), ListCo and the Company have entered into the transaction support agreement attached hereto as Exhibit B (the “Support Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement, each Company Shareholder listed on Schedule A (a “Company Voting Shareholder”) has entered into a voting agreement with ListCo, attached hereto as Exhibit C (the “Company Voting Agreement”), pursuant to which, the Company Voting Shareholder has agreed, on the terms and subject to the conditions set forth in the Company Voting Agreement, to vote all of its Company Securities in favor of the adoption and approval of this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers.

WHEREAS, prior to the execution and delivery of this Agreement, the Company has obtained the necessary consent from holders of a majority of the Company Series A Preferred Shares (calculated on a fully diluted and as-converted basis) to approve this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers.

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (a) the Mergers constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and (b) this Agreement is and is hereby adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” means any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Fully Diluted Company Shares” means, without duplication, (i) the aggregate number of Company Ordinary Shares (A) that are issued and outstanding immediately prior to the Effective Time, (B) into which all Company Series A Preferred Shares that are issued and outstanding immediately prior to the Effective Time would convert, (C) into which all Company Warrants (if any) that are issued and outstanding immediately prior to the Effective Time would exercise, and (ii) the aggregate number of Company Ordinary Shares that are reserved for issuance under the Company Incentive Plan (whether or not issuable in respect of a specific equity or equity-linked award).

“Aggregate Fully Diluted ListCo Shares” means, without duplication, the aggregate number of ListCo Ordinary Shares (A) that are issued and outstanding immediately prior to the Effective Time, and (B) into which all securities convertible into ListCo Ordinary Shares (if any) would convert or for which all securities exchangeable for ListCo Ordinary Shares (if any) would exchange, and (C) into which all ListCo Options and other awards (if any) under any ListCo Incentive Plan that are issued and outstanding and vested immediately prior to the Effective Time would exercise.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, the PRC, New York City or Hong Kong are authorized or required by Law to be closed for business.

“CAC” means the Cyberspace Administration of the PRC.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each employee benefit plan, and the Company Incentive Plan.

“Company Employee” means current or former employee, officer, director, contractor, consultant or other service provider of the Company or its Subsidiaries.

“Company Equity Value” means US$587,323,581.

“Company Incentive Plan” means an employee share option plan adopted by the Company, under which 6,818,182 Company Ordinary Shares are reserved for issuance to the selected employees and members of the Group Companies’ management team.

“Company Ordinary Share” means an ordinary share, par value $0.0001 each, of the Company, as further described in the memorandum and articles of association of the Company.

“Company Per Share Price” means US$8.800, being a number resulting from dividing the Company Equity Value by the Aggregate Fully Diluted Company Shares.

“Company Series A Preferred Share” means a series A preferred share, par value $0.0001 per share, of the Company, as further described in the memorandum and articles of association of the Company.

“Company Series A Transaction Documents” means share purchase agreements, shareholders agreements, memorandum and articles of association of the Company, onshore investment agreements and warrants in connection therewith, and all the other agreements, documents, instruments and certificates entered into in connection therewith and any and all exhibits and schedules thereto, including Exhibit J (Reorganization Plan) to the Series A Share Purchase Agreement.

“Company Shareholders” means the holders of issued and outstanding Company Ordinary Shares and Company Series A Preferred Shares.

“Company Shareholder Approval” means the vote and/or consent of the Company Shareholders required to approve the Agreement and the other Transaction Agreements and the Transactions, including the Merger, as determined in accordance with applicable Law and the Organizational Documents of the Company.

“Company Shares” means the Company Ordinary Shares and the Company Series A Preferred Shares.

“Company Warrants” means warrants to purchase Company Series A Preferred Shares on the terms and conditions set forth in the Company Series A Transaction Documents.

“Consent” means any approval, consent, clearance, waiver, exemption, completion of filing, waiting period expiration or termination, Governmental Order or other authorization issued by or obtained from any Governmental Authority.

“Contracts” means any legally binding contracts, agreements, licenses, subcontracts, leases, subleases, franchise and other legally binding commitment.

“Control Documents” means the Exclusive Business Operation Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Power of Attorney, dated January 5, 2022, by and among the WFOE, the VIE Entity, and other parties thereto.

“Conversion Ratio” means 32.951, being a number resulting from dividing the Company Per Share Price by the ListCo Per Share Price.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive or guidelines by any Governmental Authority in relation to COVID-19.

“CSRC” means the China Securities Regulatory Commission.

“Data Security Requirements” means all of the following, in each case to the extent relating to any Processing of any Personal Information or any IT Systems, any privacy, security or security breach notification requirements, or any matters relating to data privacy, protection or security, and applicable to the Company or any of its Subsidiaries, the conduct of their businesses, any IT Systems, or any Personal Information Processed by or on behalf of the Company or any of its Subsidiaries or any IT Systems: (i) applicable Laws, including Laws related to data privacy, data security, cybersecurity or national security; (ii) the Company’s and each of its Subsidiary’s own respective internal and external rules, policies, and procedures; (iii) industry standards, requirements of self-regulatory bodies, and codes of conduct which the Company or any of its Subsidiaries purports to comply with or be bound by, or otherwise applicable to the industries in which any of them operate; and (iv) Contracts which the Company or any of its Subsidiaries is bound by or has made.

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and, solely to the extent related to exposure to Hazardous Materials, public or worker health and safety, or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (i) any shares of capital or capital stock, registered capital, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person (including debt securities) convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, and (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights (including, for the avoidance of doubt, interests with respect to an employee share ownership plan) issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“GAAP” means the accounting principles generally accepted in the United States of America.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned or -controlled entities, or of a public organization or any individual acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, legislative, judicial, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Company” means each of the Company and its Subsidiaries.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, and any amount required to redeem any redeemable securities, (b) the principal and interest components of capitalized lease obligations under IFRS, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the unpaid Taxes of the Company and its Subsidiaries for all taxable periods (or portions thereof) ending on or prior to the Closing Date, calculated on a jurisdiction-by-jurisdiction basis in amounts not less than zero, (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (g) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (h) unpaid management fees, (i) unpaid bonus, severance and deferred compensation obligations (whether or not accrued), together with the employer portion of any payroll Taxes due on the foregoing amounts (including, for the avoidance of doubt, any such Taxes which may be deferred pursuant to a COVID-19 Measure), (j) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (i), and (k) all Indebtedness of another Person referred to in clauses (a) through (j above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means all intellectual property, industrial property and proprietary rights anywhere in the world, including: (i) patents, patent applications, patent disclosures, invention disclosures, industrial designs, utility models, design patents and inventions (whether or not patentable), (ii) trademarks, service marks, trade names, trade dress, corporate names, logos, and other indicia of source or origin, and all registrations, applications and renewals in connection therewith, together with all goodwill associated therewith, (iii) copyrights, works of authorship, moral rights, and all registrations and applications in connection therewith, (iv) internet domain names and social media accounts, (v) trade secrets, know-how and confidential information, and (vi) Software.

“IT Systems” means all Software, computer systems, servers, networks, computer hardware and equipment, data processing, information, record keeping, communications, telecommunications, interfaces, platforms, and peripherals, and other information technology platforms, networks and systems that are owned or controlled by the Company or any of its Subsidiaries or used in the conduct of their businesses, in each case, whether outsourced or not, together with data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to the Company, the knowledge that each member of the Company Board and senior management actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports; and with respect to ListCo, the knowledge that each of the individuals listed on Schedule 1.01(a) actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lien” means any mortgage, charge, deed of trust, pledge, license, covenant not to sue, option, right of first refusal, offer or negotiation, hypothecation, encumbrance, easement, security interests, or other lien of any kind (other than, in the case of a security, any restriction on transfer of such security arising under Securities Laws).

“ListCo Convertible Note” means that certain convertible loan deed dated as of December 1, 2021 by and between ListCo and ListCo Major Shareholder.

“ListCo Equity Value” means US$45,000,000.

“ListCo Existing M&AA” means the ListCo’s Amended and Restated Memorandum and Articles of Association adopted by special resolution passed on September 22, 2017 and effective immediately prior to the completion of ListCo’s initial public offering of American Depositary Shares representing ListCo Ordinary Shares.

“ListCo Ordinary Share” means each ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class A Ordinary Share” means each Class A ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class B Ordinary Share” means each Class B ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class C Ordinary Share” means each Class C ordinary share, par value $0.01 per share, of ListCo.

“ListCo Impairment Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on the ability of ListCo to consummate the Transactions, which shall include the failure by ListCo to maintain ListCo’s continuous listing on, or the continuous listing of American Depositary Shares representing ListCo Ordinary Shares on, the Nasdaq.

“ListCo Incentive Plans” means ListCo’s 2016 ESOP Plan, 2017 ESOP Plan and 2020 ESOP Plan.

“ListCo Organizational Documents” means the Organizational Documents of ListCo, as amended and/or restated (where applicable).

“ListCo Per Share Price” means US$0.267, being a number resulting from dividing the ListCo Equity Value by the Aggregate Fully Diluted ListCo Shares.

“ListCo Shareholder Approval” means the affirmative vote of the ListCo Shareholders representing at least two-thirds of the voting power of the issued and outstanding ListCo Shares entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

“ListCo Shareholders” means any holder of ListCo Shares.

“ListCo Shares” means, prior to the adoption of the Post-Closing M&AA, the ListCo Ordinary Shares, and, upon the adoption of the Post-Closing M&AA, the ListCo Class A Ordinary Shares, the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares.

“Material Adverse Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on (x) the Company and its Subsidiaries or the results of operations or financial condition of the Company and its Subsidiaries, in each case, taken as a whole or (y) the ability of the Company and its Subsidiaries to consummate the Transactions; provided, however, that, solely with respect to the foregoing clause (x), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (a) any change in Law, regulatory policies, accounting standards or principles (including IFRS) or any guidance relating thereto or interpretation thereof, in each case after the date hereof; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which the Company and its Subsidiaries operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including COVID-19 and any COVID-19 Measures), (e) the announcement or the execution of this Agreement, the pendency of the Transactions, or the performance of this Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with the Company and its Subsidiaries; (f) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (g) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; (h) any failure of the Company or its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); provided, further, that any effect referred to in clauses (a), (b), (c), (d), (f) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the Company and its Subsidiaries or the results of operations or financial condition of the Company and its Subsidiaries, in each case, taken as a whole, relative to other similarly situated businesses in the industries in which the Company and its Subsidiaries operate.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Newlink” means Newlinks Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation, registration or organization, bylaws, memorandum and articles of association, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions or that may thereafter be paid without penalty to the extent appropriate reserves have been established in accordance with IFRS, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with IFRS, (iv) leases, subleases and similar agreements with respect to the Leased Company Real Property, (v) Liens, defects or imperfections on title, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be discovered by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property, (vi) Liens (except with respect to Intellectual Property) that are not material to the Company and its Subsidiaries, taken as a whole, (vii) non-exclusive licenses of Intellectual Property granted to customers of the Company and its Subsidiaries and entered into in the ordinary course of business, (viii) Liens that secure obligations that are reflected as liabilities on the Most Recent Balance Sheet (which such Liens are referenced, or the existence of which such Liens is referred to, in the notes to Most Recent Balance Sheet), (ix) Liens securing any indebtedness of the Company or its Subsidiaries (including pursuant to existing credit facilities), (x) Liens arising under applicable Securities Laws, and (xi) with respect to an entity, Liens arising under the Organizational Documents of such entity.

“Person” means any individual, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind or nature.

“Personal Information” means any data or information that (i) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household, or device, including any personally identifiable data (e.g., name, address, phone number, and email address), or (ii) is otherwise protected by or subject to any applicable Law or referred to as “personal information”, “personal data”, “personally identifiable information”, “protected health information” or a similar term.

“PRC” means the People’s Republic of China, but for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Process” (or “Processing” or “Processed”) means any access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, sorting, treatment, manipulation, interruption, performance of operations on, enhancement, aggregation, alteration, destruction, security or disposal of any data of information (including Personal Information), or any IT System.

“Regulatory Approvals” means all necessary actions or non-actions, waivers or Consents by, of, to or in respect of, CAC, CSRC, and/or any other competent Governmental Authority to the extent required for the consummation of the Transactions; provided, that the term “Regulatory Approvals” does not include any approval or Consent from Nasdaq in respect of (i) the maintenance of ListCo’s status as a Nasdaq-listed company or the consummation of the Transactions, or (ii) ListCo’s initial listing application with the Nasdaq in connection with the Transactions.

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of the Company or any of its Subsidiaries, (b) any director or officer of the Company or any of its Subsidiaries, in each case of clauses (a) and (b), excluding the Company or any of its Subsidiaries.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives of such Person.

“SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under the PRC Law.

“Schedules” means the disclosure schedules of ListCo.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Securities Laws” means the securities Laws of any Governmental Authority and the rules and regulations promulgated thereunder (including the Securities Act and the Exchange Act and the rules and regulations thereunder).

“Security Incident” means actual, suspected, alleged or potential cyber or security incident with respect to any system (including IT Systems) or any data or information (including Personal Information), including any occurrence that actually or potentially likely jeopardizes the confidentiality, integrity, or availability of any system or any data or information, and any incident of security breach or intrusion, or denial of service, or any unauthorized Processing of any IT System or any data or information, or any loss, distribution, compromise or unauthorized access to, or disclosure of, any of the foregoing.

“Shell Company Report” means the shell company report required to be filed with the SEC in connection with the Transaction as required by generation instructions A(d) of Form 20-F.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, in each case, whether in source code or object code form, (ii) data and databases, and (iii) documentation related to any of the foregoing; together with intellectual property, industrial property and proprietary rights in and to any of the foregoing.

“Subsidiary” means, with respect to a Person, any corporation, company or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the Equity Securities having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member, including those controlled through a variable-interest-entity structure or other similar contractual arrangement, and those whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with applicable accounting principles.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national health insurance), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, escheat or unclaimed property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, commodity tax or other tax or like assessment or charge, in each case imposed by any Governmental Authority, together with any interest, indexation, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof) by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Transaction Agreements” means this Agreement, the Support Agreement, the Company Voting Agreements, the ListCo Post-Closing M&AA, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Treasury Regulations” means the regulations promulgated under the Code.

“VIE Entity” means Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (快电动力（北京）新能源科技有限公司), a limited liability company duly incorporated and validly existing under the Laws of the PRC.

“WFOE” means Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (浙江安吉智电控股有限公司), a limited liability company duly incorporated and validly existing under the Laws of the PRC.

Section 1.02 Construction.

(a) Unless expressly stated otherwise, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and have the meaning represented by the term “and/or”, (vii) the phrase “to the extent” means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply “if”, and (viii) the words “shall” and “will” have the same meaning.

(b) Unless expressly stated otherwise, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(c) Unless expressly stated otherwise, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) The phrases “provided to” , “delivered to”, “furnished to,” or “made available to” a Party and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been made available to that Party no later than 11:59 p.m. (Hong Kong time) on the day prior to the date of this Agreement by delivery to that Party or its legal counsel via electronic mail or hard copy form.

(g) References to “$” or “dollar” or “US$” shall be references to United States dollars.

Section 1.03 Table of Defined Terms

Term	Section
“Agreement”	Recitals
“Alternative Transaction Proposal”	Section 8.04
“Alternative ListCo Transaction Proposal”	Section 8.04
“Amendment”	Section 2.01
“Business Permits”	Section 4.12
“Cayman Companies Act”	Recitals
“Closing”	Section 3.02
“Closing Date”	Section 3.02
“Company”	Preamble
“Confidentiality Agreement”	Section 11.09
“Enforceability Exceptions”	Section 4.03

Term	Section
“Excluded Share”	Section 3.07(a)(v)
“Federal Securities Laws”	Section 5.07(a)
“Financial Statements”	Section 4.09(a)
“Intended Tax Treatment”	Recitals
“Interim Period”	Section 6.01
“Leased Company Real Property”	Section 4.18(b)
“Leases”	Section 4.18(b)
“ListCo”	Preamble
“ListCo Extraordinary General Meeting”	Section 8.02(a)(i)
“ListCo Major Shareholder”	Preamble
“ListCo Meeting Change”	Section 8.02(b)
“ListCo Permits”	Section 5.08
“ListCo Post-Closing M&AA”	Recitals
“ListCo Related Party”	Section 5.12
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Sub II”	Preamble
“Most Recent Balance Sheet”	Section 4.09(a)
“Non-Recourse”	Section 11.15
“Party”	Preamble
“Plan of Merger”	Section 3.03
“Proxy Statement”	Section 8.02(a)(i)
“Sarbanes-Oxley Act”	Section 5.07(a)
“SEC Reports”	Section 5.07(a)
“Second Effective Time”	Section 3.03(b)
“Second Merger”	Recitals
“Second Plan of Merger”	Section 3.03
“Specified Contracts”	Section 4.13(a)
“Specified Representations”	Section 9.02(a)
“Surviving Company”	Section 3.01
“Surviving Entity”	Section 3.01
“Termination Date”	Section 10.01(f)
“Top Suppliers”	Section 4.13(a)
“Transaction Litigation”	Section 8.01(c)
“Transactions”	Recitals
“VAT”	Section 4.16(a)(v)

ARTICLE II

PRE-CLOSING TRANSACTIONS

Section 2.01 Pre-Closing Transactions; Amendment. On the Closing Date, immediately prior to the Effective Time, (i) the ListCo Post-Closing M&AA shall be adopted and become effective, (ii) the ListCo Convertible Note shall be converted into ListCo Ordinary Shares in accordance with the terms and conditions therein, and (iii) all Listco Incentive Plans shall be terminated (without affecting the validity of the ListCo Options and their conversion into Converted ListCo Options in accordance with Section 3.08(b)).

ARTICLE III

THE MERGERS; CLOSING

Section 3.01 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving entity (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Entity”) following the Merger and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Entity after the Merger and as a direct, wholly-owned subsidiary of ListCo. Immediately after the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Act, Merger Sub II and the Surviving Entity shall consummate the Second Merger, pursuant to which the Surviving Entity shall be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Entity shall cease and Merger Sub II shall continue as the surviving company (which is sometimes hereinafter referred to for the periods at and after the effective time of the Second Merger as the “Surviving Company”) following the Second Merger and as a direct, wholly-owned subsidiary of ListCo.

Section 3.02 Closing. On the terms and subject to the conditions of this Agreement, the consummation of the Mergers (the “Closing”) shall take place at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, or electronically by the mutual exchange of electronic signatures (including portable document format (“pdf”)) on the date that is five (5) Business Days following the date on which all conditions set forth in Article IX have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as ListCo and the Company may mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 3.03 Effective Time.

(a) On the terms and subject to the conditions set forth herein, on the Closing Date, following the consummation of the Amendment, the Company and Merger Sub shall execute a plan of merger in the form attached as Exhibit D-1 hereto (with such changes as may be agreed in writing between ListCo and the Company, the “Plan of Merger”) and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Cayman Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Act. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and the Company may agree and specify in the Plan of Merger pursuant to the Cayman Companies Act (the “Effective Time”).

(b) Immediately following the consummation of the Merger, the Surviving Entity and Merger Sub II shall execute a plan of merger (with such changes as may be agreed in writing between ListCo and the Company, the “Second Plan of Merger,” and together with the Plan of Merger, the “the “Plans of Merger”) substantially in the form attached as Exhibit D-2 hereto and shall file the Second Plan of Merger and other documents as required to effect the Second Merger pursuant to the Cayman Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Act. The Second Merger shall become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub II and the Surviving Entity may agree and specify pursuant to the Cayman Companies Act (the “Second Effective Time”).

Section 3.04 Effect of the Mergers. The effect of the Mergers shall be as provided in this Agreement, the Plans of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, (i) at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time, and (ii) at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity and Merger Sub II shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Surviving Entity and Merger Sub II set forth in this Agreement to be performed after the Second Effective Time.

Section 3.05 Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name “Dada Merger Sub Limited” shall be amended to “Dada Auto Inc.” and (b) all references therein to the authorized share capital of the Surviving Entity shall be amended to refer to the correct authorized share capital of the Surviving Entity as approved in the Plan of Merger. At the Second Effective Time, in accordance with the terms of the Second Plan of Merger and without any further action on the part of the Parties, Merger Sub II will adopt the memorandum and articles of association of the Surviving Entity, as in effect immediately prior to the Second Effective Time, as the memorandum and articles of association of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Second Effective Time, (a) all references therein to the name “Dada Merger Sub II Limited” shall be amended to “Dada Auto Inc.” and (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Second Plan of Merger.

Section 3.06 Sole Director of the Surviving Companies. At the Effective Time, Mr. Zhen Dai shall be the sole director of the Surviving Entity, holding office in accordance with the Organizational Documents of the Surviving Entity. At the Second Effective Time, Mr. Zhen Dai shall be the sole director of the Surviving Company, holding office in accordance with the Organizational Documents of the Surviving Company.

Section 3.07 Effect of Mergers on Share Capital.

(a) On the terms and subject to the conditions set forth herein, at the Closing, by virtue of the Mergers and without any further action on the part of any Party or any other Person, the following shall occur:

(i) Each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Company Ordinary Shares held by Newlink) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as set forth in Part A of Schedule B (with such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares being equal to one (1) multiplied by the Conversion Ratio) (the ListCo Class A Ordinary Shares issued pursuant to this Section 3.07(a) are referred to as the “Class A Ordinary Share Merger Consideration”), and from and after the Effective Time, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Ordinary Shares (other than any Excluded Shares and Company Ordinary Shares held by Newlink) that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided herein.

(ii) The Company Ordinary Shares that are issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by Newlink shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class B Ordinary Shares and such number of validly issued, fully paid and non-assessable ListCo Class C Ordinary Shares as set forth in Part B of Schedule B (with the total number of ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares issued to Newlink being equal to the number of Company Ordinary Shares that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by Newlink multiplied by the Conversion Ratio), and from and after the Effective Time, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and Newlink shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided herein.

(iii) Each Company Series A Preferred Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as equal to one (1) multiplied by the Conversion Ratio (as set forth in Part C of Schedule B), and from and after the Effective Time, all such Company Series A Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series A Preferred Shares, except as expressly provided herein.

(iv) Each Company Warrant that is issued and outstanding immediately prior to the Effective Time, if any, shall cease to be a warrant with respect to Company Series A Preferred Shares and shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire such number of shares of ListCo Class A Ordinary Shares as equal to the number of Company Series A Preferred Shares underlying that Company Warrant multiplied by the Conversion Ratio (as set forth in Part D of Schedule B).

(v) Each Company Share held in the Company’s treasury or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II immediately prior to the Effective Time (each an “Excluded Share”), shall be automatically cancelled and extinguished without any conversion thereof or payment therefor.

(vi) Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 3.07(c).

(vii) Each ListCo Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one validly issued, fully paid and non-assessable ListCo Class A Ordinary Share.

(viii) Each ordinary share, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Entity. The ordinary shares of Merger Sub shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Entity.

(ix) Each ordinary share, par value $0.01 per share, of the Surviving Entity that is issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company. The ordinary shares of the Surviving Entity shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

(b) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the ListCo Shares issued pursuant to Section 3.07(a), as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change with respect to ListCo Shares such that the holders of Company Shares shall receive the same economic effect as contemplated by this Agreement prior to such action. The names of holders of Company Series A Preferred Shares and the Company Warrants set out in Schedule B hereto are based on the capitalization of the Company as of the date hereof, and the Persons receiving the ListCo Shares issued pursuant to Section 3.07(a)(iii) and (iv) shall be the holders of Company Series A Preferred Shares and the Company Warrants as of immediately prior to the Effective Time.

(c) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a Company Shareholder (each, a “Dissenting Shareholder”) who has validly exercised and not lost its rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Act (collectively, the “Dissenting Shares”) shall not be converted into or exchangeable for or represent the right to receive the Class A Ordinary Share Merger Consideration (except as provided in this Section 3.07(c)), and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Companies Act. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Act) or lost the right to dissent, upon the occurrence of such event, the Company Shares held by such Dissenting Shareholder shall cease to be Dissenting Shares, and shall be cancelled and converted into and represent the right to receive the Class A Ordinary Share Merger Consideration at the Effective Time pursuant to Section 3.07(a)(i) and (ii).

Section 3.08 Treatment of Options.

(a) Treatment of Company Options. At the Effective Time, without any action of any party or any other Person, ListCo shall adopt and assume the Company Incentive Plan. Each Company Option (as defined below) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Company Ordinary Shares (a “Company Option”) under the Company Incentive Plan and shall be converted into an option to purchase a number of shares of ListCo Class A Ordinary Shares (such option, an “Exchanged Company Option”), equal to the number of Company Ordinary Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Conversion Ratio (rounded to the nearest whole share), at an exercise price per share equal to (i) the exercise price per share of Company Ordinary Share of such Company Option immediately prior to the Effective Time divided by (ii) the Conversion Ratio (rounded to the nearest whole cent).

(b) Treatment of ListCo Options. Each vested option of ListCo to purchase ListCo Ordinary Shares (an “ListCo Option”) under the ListCo Incentive Plans that is outstanding immediately prior to the Effective Time shall be converted into a vested option to purchase the same number of shares of ListCo Class A Ordinary Shares at the same exercise price and exercise period (an “Converted ListCo Option”). Following the Effective Time, each Converted ListCo Option shall be governed by the same terms and conditions (other than the vesting and exercisability terms) of the Company Incentive Plan; provided that each Converted ListCo Option shall be vested and have the same exercise price and exercise period as under the ListCo Option. All awards under the ListCo Incentive Plans that are outstanding immediately prior to the Effective Time other than ListCo Options (if any) shall at the Effective Time be automatically cancelled and extinguished without any payment therefor.

Section 3.09 Withholding Rights. Each of the Parties and each of their respective Affiliates and any other Person making a payment under this Agreement shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. ListCo, the Company, the Surviving Company, Merger Sub, Merger Sub II or their respective Affiliates or Representatives, as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to ListCo, Merger Sub and Merger Sub II as follows:

Section 4.01 Corporate Organization of the Company. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The Company has made available to ListCo true and correct copies of its Organizational Documents as in effect as of the date hereof. The Company is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.02 Subsidiaries. The Subsidiaries of the Company have been duly formed or organized, are validly existing under the Laws of their jurisdiction of incorporation or organization and have the corporate power and authority to own, operate and lease their respective properties, rights and assets and to conduct their business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified as a foreign entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

Section 4.03 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Plans of Merger and each other Transaction Agreement to which it is or will be a party and (subject to the consents, approvals, authorizations and other requirements described in Section 4.04 or Section 4.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement, the Plans of Merger and such other Transaction Agreements and the consummation of the Transactions have been duly authorized by the board of directors of the Company and the Company Shareholders, and other than the consents, approvals, authorizations and other requirements described in Section 4.04 or Section 4.05, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each of the Plans of Merger and such other Transaction Agreement has been or will be (when executed and delivered by the Company) duly and validly executed and delivered by the Company, and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement constitutes or will constitute, a valid and binding obligation of the Company, enforceable against the Company, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in Section 4.05, the execution, delivery and performance by the Company of this Agreement, the Plans of Merger and the other Transaction Agreements to which it is or will be a party and the consummation by the Company of the Transactions do not and will not, (a) contravene or conflict with, or trigger security holders’ rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b), (c) or (d) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of each of ListCo, Merger Sub and Merger Sub II contained in this Agreement, the Plans of Merger and the other Transaction Agreements to which it is or will be a party, no notice to, action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to each of their execution, delivery and performance of this Agreement and the other Transaction Agreements to which each is or will be a party and the consummation by the Company of the Transactions, except for (i) obtaining the Regulatory Approvals, (ii) obtaining any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) the filing (A) with the SEC of the Proxy Statement and (B) of any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, (iv) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (v) the filing of the Plans of Merger and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act, and (vi) the Company Shareholder Approval.

Section 4.06 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Company is US$50,000 divided into 490,504,928 Company Ordinary Shares, par value US$0.0001 each and 9,495,072 Company Series A Preferred Shares, par value US$0.0001 each. As of the date of this Agreement, the total outstanding Equity Securities of the Company are described on Schedule B hereto. The issued and outstanding Company Ordinary Shares and Company Series A Preferred Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, and all requirements set forth in (1) the Organizational Documents of the Company and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) to the Knowledge of the Company, are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents and the Transaction Agreements).

(b) Except for the Company Warrants and the Company Options, there are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest in, the Company. Except as set forth in the Organizational Documents of the Company, (i) no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of the Company, (ii) except for the Company Warrants, the Company Series A Preferred Shares and the Company Options, there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company, and (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Shareholders may vote.

(c) (i) There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company and (ii) since December 31, 2020 through the date of this Agreement, the Company has not made, declared, set aside, established a record date for or paid any dividends or distributions.

Section 4.07 Capitalization of Subsidiaries.

(a) All of the issued and outstanding Equity Securities of each Subsidiary of the Company are beneficially, directly or indirectly, by the Company. The Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable in accordance with their Organizational Documents; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) except as provided under the Control Documents, are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) to the Knowledge of the Company, are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents, the Transaction Agreements and the Company Series A Transaction Documents), and, subject to the Laws of the applicable jurisdiction of incorporation or organization with respect to each Subsidiary of the Company, free of any restriction which prevents the payment of dividends to the Company or any of its Subsidiaries.

(b) There are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest in, any Subsidiary of the Company. Except as provided under the Control Documents, no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Subsidiary of the Company, and there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of the Company’s Subsidiaries may vote.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any Equity Securities in any Person other than the Group Companies.

(d) Pursuant to the Control Documents, (i) the WFOE has exclusive control over the VIE Entity and its Subsidiaries and is entitled to all of the economic benefits and residual returns from the operations of the VIE Entity and its Subsidiaries; and (ii) the VIE Entity is a “variable interest entity” of the Company and its financial results are consolidated into consolidated financial statements of the Company as if it were a wholly owned Subsidiary of the Company, under the IFRS.

Section 4.08 Sufficiency of Assets. The assets, properties and rights of the Company and its Subsidiaries on the Closing Date constitute all of the material assets (real, personal, tangible, intangible or otherwise) used or held for use in the business as it is currently operated and are sufficient in all material respects to conduct and operate the business from and after the Closing Date in substantially similar manner as currently conducted.

Section 4.09 Financial Statements; Absence of Changes.

(a) The Company has made available to ListCo copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021 (the “Most Recent Balance Sheet”), and the related unaudited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the one year then ended (the “Financial Statements”).

(b) To the Company’s Knowledge, the Financial Statements present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the date and for the period indicated in such Financial Statements, and the results of their operations and cash flows for the year then ended in conformity with IFRS.

(c) The Company and its Subsidiaries have established and maintained systems of internal accounting controls. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with IFRS and to maintain accountability for the Company’s and its Subsidiaries’ assets. To the Knowledge of the Company, none of the Company or its Subsidiaries nor an independent auditor of the Company or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

(d) Since the date of the Most Recent Balance Sheet, through and including the date of this Agreement, no Material Adverse Effect has occurred.

(e) Since the date of the Most Recent Balance Sheet, except under the Company Incentive Plan, neither the Company nor any of its Subsidiaries have (i) paid or promised to pay, funded any new, enter into or made any grant of any equity or equity-based payment or arrangement to any Company Employee, (ii) established, adopted, entered into, amended or terminated any Company Benefit Plan or any Contract that would be a Company Benefit Plan if it were in existence as of the date of this Agreement or (iii) hired, engaged, furloughed, temporarily laid off, or terminated (other than for cause) the employment, engagement or service of any employee or independent contractor of the Company or any of its Subsidiaries with an annual compensation opportunity that exceeds $300,000.

Section 4.10 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, debt, or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts, or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business of the Company and its Subsidiaries (none of which are liabilities, debts, or obligations resulting from or arising out of a breach of contract, breach of warranty, tort, violation of Law, or infringement or misappropriation), (c) incurred or arising under or in connection with the Transactions, including expenses related thereto, (d) arising, directly or indirectly, in connection with COVID-19, (e) that are executory obligations under Contracts (excluding any liabilities arising from a breach of Contracts), or (f) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.11 Litigation and Proceedings. There are no, and during the last two years there have been no pending or, to the Knowledge of the Company, threatened Actions by or against the Business, Company or any of its Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to result in liability to or obligations of the Company or any of its Subsidiaries in an amount in excess of $1 million individually or $2 million in the aggregate. There is no Governmental Order imposed upon the Business, the Company or any of its Subsidiaries that would reasonably be expected to result in liability to or obligations of the Company or any of its Subsidiaries in an amount in excess of $1 million individually or $2 million in the aggregate. Neither the Company nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to result in liability to or obligations of the Company or any of its Subsidiaries in an amount in excess of $1 million individually or $2 million in the aggregate.

Section 4.12 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Business is, and during the last two years has been, conducted in compliance with all applicable Laws in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law at any time during the last two years with respect to the Business, except for any such violation which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries hold, and for the last two (2) years have held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the Business (the “Business Permits”), except for any failure to hold any Business Permits which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Business is, and during the last two years has been, in compliance with and not in default under such Business Permits, in each case except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Without limiting the generality of the foregoing, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted have been duly completed in accordance with applicable Laws of the PRC, except for such failure to complete that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For any business carried out by any Group Company in the PRC, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment, except for such incompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Group Company that is established in the PRC has been conducting its business activities within its permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC, except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect.

(c) Each direct or indirect holder of Company Shares who is a PRC resident (as defined in the SAFE Circular 37) and subject to any of the registration or reporting requirements under any regulations and rules of the SAFE has registered with the SAFE as required pursuant to the SAFE Circular 37 with respect to any direct or indirect holdings of Company Shares. Neither the Company nor, to the knowledge of the Company, such direct or indirect holder has received any inquiries, notifications, Governmental Orders or any other forms of official correspondence from the SAFE with respect to any actual or alleged non-compliance with any regulations and rules of the SAFE, including the SAFE Circular 37.

Section 4.13 Contracts; No Defaults.

(a) For purposes of this Agreement, “Specified Contracts” shall mean all Contracts described below in this Section 4.13(a) that remain in effect as of the date of this Agreement and to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party, other than the Company Benefit Plans and Leases.

(i) Each Contract with any of the (A) top five customers (calculated based on the aggregate consideration received by the Business therefrom for the calendar year ended December 31, 2021) and (B) top five suppliers (calculated based on the aggregate consideration paid by the Business thereto for the calendar year ended December 31, 2021), that is, in each of cases (A) and (B), a master purchase, supply or services agreement, excluding purchase orders, quotations, invoices, and other similar ordering and fulfillment documentation;

(ii) Each Contract with a Related Party (other than those employment agreements, indemnification agreements, Contracts covered by any Company Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the ordinary course of business with Company Employees) with an amount in excess of $500,000;

(iii) Each Contract relating to Indebtedness having an outstanding principal amount in excess of $2 million;

(iv) Each Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof, in each case, involving payments in excess of $2 million and with respect to which there are any material ongoing obligations;

(v) Each joint venture, partnership agreement, framework agreement or similar Contract (other than Contracts between wholly owned Subsidiaries of the Company) that is or is reasonably expected to become material to the Business, taken as a whole;

(vi) Each Contract that explicitly requires capital expenditures by the Company after the date of this Agreement in an amount in excess of $1 million in the aggregate;

(vii) Each material license or other agreement under which the Company or any of its Subsidiaries (x) is a licensee or otherwise receives any rights with respect to any Intellectual Property (excluding licenses for off-the-shelf, standard, unmodified software that is commercially available on standard terms to the public generally and provided in executable form only and used solely for the Company’s and its Subsidiaries’ internal business purposes (and not for server or development use)), (y) is a licensor or otherwise grants to a third party any rights with respect to any Intellectual Property (other than non-exclusive licenses granted to customers in the ordinary course of business), or (z) is a party and that otherwise affects the Company’s or its Subsidiaries’ ownership of or ability to use, register, license, disclose or enforce any material Intellectual Property (including concurrent use agreements, settlement agreements and consent to use agreements), in each of cases (x) through (z), with a one-time or annual payment of at least $1 million;

(viii) Each collective bargaining agreement or other Contract with any labor union, labor organization or works council or any arrangement with an employer organization (each a “CBA”);

(ix) Each Contract that is for the employment or engagement of any directors, officers, employees or independent contractors (A) providing for annual compensation in excess of $300,000 and that materially varies from the Company’s standard form agreements, (B) providing for severance, change in control benefits, or retention or transaction bonuses or similar payments or (C) providing for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the Transactions;

(x) Each Contract that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement; and

(xi) Each Contract that relates to the acquisition or disposition of any Equity Securities in, or assets or properties of, the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets, license or otherwise) pursuant to which (A) payment obligations by or to the Company or any of its Subsidiaries remain outstanding or (B) any earn-out, indemnification, deferred or contingent payment obligations remain outstanding (excluding acquisitions or dispositions in the ordinary course of business or of assets that are obsolete, worn out, surplus or no longer used in the conduct of the Company’s business).

(b) Except for any Contract that has terminated, or will terminate, upon the expiration of the stated term thereof prior to the Closing Date and except as would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole, each Specified Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligations of the Company or one or more of its Subsidiaries party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except as would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Contracts and (x) neither the Company, the Company’s Subsidiaries, nor, to the Knowledge of the Company any other party thereto is in breach of or default under any Specified Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any Specified Contract, and (z) to the Company’s Knowledge, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any Specified Contract by the Company or its Subsidiaries or, to the Company’s Knowledge, any other party thereto (in each case, with or without notice or lapse of time or both).

(c) Other than in the ordinary course of business, none of the top five largest suppliers of the Business, taken as a whole, based on dollar amount of expenditures for the calendar year ended December 31, 2021 (collectively, the “Top Suppliers”), has terminated, or given written or, to the knowledge of the Company, oral notice that it intends to terminate any of its business relationship with the Business. There has been no material dispute or controversy or, to the knowledge of the Company, threatened material dispute or controversy between the Business, on the one hand, and any Top Supplier, on the other hand.

Section 4.14 Company Benefit Plans.

(a) With respect to each material Company Benefit Plan, the Company has made available to ListCo copies of each Company Benefit Plan.

(b) Each Company Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and all applicable Laws; and

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider of the Company or its Subsidiaries under any Company Benefit Plan, or (B) result in the payment by the Company or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of the Company or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any Company Employee.

Section 4.15 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is party to or bound by any CBA or arrangements with a labor union, works council or labor organization. To the Knowledge of the Company, no employees are represented by any labor union, labor organization or works council with respect to their employment with the Business and there are no labor organizations purporting to represent, or seeking to represent, any employees of the Company or its Subsidiaries. (i) There are, and since December 31, 2020 there have been, no activities or proceedings of any labor union, works council or labor organization to organize any of the Company Employees and (ii) there is no, and since December 31, 2020 there has been no, organized labor dispute, labor grievance or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, work stoppage, or other material labor dispute against or affecting the Business, in each case, pending or, to the Knowledge of the Company, threatened.

(e) The Business is and has been during the past two years in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, Social Security Benefits, and wages and hours, except for any such incompliance which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.16 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) all Tax Returns required to be filed by the Company or its Subsidiaries have been filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects;

(ii) all Taxes (whether or not shown as due on Tax Returns) required to be paid by the Company and its Subsidiaries have been paid;

(iii) there is no Action with respect to Taxes of the Company or any of its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv) the Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v) if the Company or any of its Subsidiaries is required to be registered for VAT in any jurisdiction, then it is so registered in each applicable jurisdiction and the Company or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT; and

(b) Neither the Company nor any of its Subsidiaries has taken any action (nor permitted any action to be taken) that would reasonably be expected to prevent, impair, or impede the Intended Tax Treatment.

Section 4.17 Insurance. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) the Business has insurance policies of the type, and that provide coverage, that is in compliance with applicable Law in all material respects and is reasonable and appropriate considering the Business, and the Business in compliance in all material respects thereunder, including with respect to the payment of premiums; and (b) to the Company’s knowledge, there is no claim pending under any such insurance policy as to which coverage has been denied or disputed by the applicable insurer.

Section 4.18 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company or its applicable Subsidiary, as applicable, has a valid leasehold interest in all real property leased by the Company or any of its Subsidiaries (“Leased Company Real Property”). All material leases for the Leased Company Real Property under which the Company or any of its Subsidiaries is a lessee (collectively, the “Leases”) are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. None of the Company or any of its Subsidiaries has received any written notice of any, and to the Knowledge of the Company there is no, material default under any such Lease.

(c) The Company or its applicable Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 4.19 Intellectual Property, Privacy and Data Security.

(a) To the Knowledge of the Company, each item of Owned Intellectual Property is subsisting, valid and enforceable in all material respects. The Company and its Subsidiaries (i) exclusively own all Owned Intellectual Property and (ii) have valid and enforceable rights to all other Intellectual Property that is material to the conduct of their businesses as currently conducted. There has not been any Action during the past two years and there is no Action pending, or, to the Knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has received any written notice during the past two years, (i) challenging the validity, enforceability, ownership, registration, or use of any Owned Intellectual Property (excluding office actions received in the ordinary course of prosecution before the applicable patent or trademark office), or (ii) alleging any infringement, misappropriation or other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries or the conduct of the business of the Company or any of its Subsidiaries, including any offer or request to license, except where such challenge or allegation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Knowledge of the Company, neither the Company nor any of the Subsidiaries nor the conduct of the business of the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any third party, or has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party during the past two (2) years, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property in any manner that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company and its Subsidiaries have in place commercially reasonable measures designed to protect and maintain the confidentiality of all trade secrets and other material confidential information included in the Owned Intellectual Property. To the Knowledge of the Company, there has been no unauthorized access, use or disclosure, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, of any source code, trade secrets or other material confidential information of the Company.

(d) The Company and its Subsidiaries have in place commercially reasonable measures designed to protect the confidentiality, integrity and security of the IT Systems, and commercially reasonable back-up and disaster recovery procedures designed for the continued operation of their businesses in the event of a failure of the IT Systems. In the past two years, to the Knowledge of the Company, there has been no Security Incident, including that has resulted in the unauthorized access, use, disclosure, modification, encryption, loss, or destruction or other Processing of any information or data contained or stored therein or transmitted thereby, nor any failures, or continued substandard performance of, the IT Systems that have caused any material disruption or interruption in the use of the IT Systems or the conduct of the business of the Company or any of its Subsidiaries, in each case with respect to such failures or continued substandard performance that has not been remedied or remediated without material expense or liability.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, the Company and its Subsidiaries are in compliance, and for the past three years have been in compliance, in all material respects with all Data Security Requirements. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, there is no current Action pending against the Company or any of its Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other Processing of any Personal Information. There has not been any Action during the past two years and there is no Action pending, or, to the Knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has received any written notice during the past two years, relating to any Security Incident or any non-compliance with any Data Security Requirements. Except as would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Transactions do not and will not result in any violation or breach by the Company or its Subsidiaries of or any liabilities of the Company or its Subsidiaries in connection with, any Data Security Requirements.

Section 4.20 Environmental Matters.

(a) The Business is and, during the last two (2) years, has been in compliance with all Environmental Laws except as would not reasonably be expected to have a Material Adverse Effect.

(b) There are no written claims or notices of violation pending or, to the Knowledge of the Company issued to or threatened, against either the Business alleging violations of or liability under any material Environmental Law, except as would not reasonably be expected to have a Material Adverse Effect.

Section 4.21 Brokers’ Fees. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.22 Related Party Transactions. Except for arm’s length transactions entered into in the ordinary course of business, no Related Party of the Company is presently a party to any transaction with the Company (other than for services as Company Employees), including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from, any Related Party or, to the Knowledge of the Company, any other Person in which any Related Party has a substantial or material interest in or of which any Related Party is an officer, director, trustee or partner.

Section 4.23 International Trade; Anti-Corruption.

(a) None of the Business, or any of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the Business is currently, and has been in the last two (2) years: (i) a Sanctioned Person; (ii) organized, resident or operating from a Sanctioned Country; (iii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, in violation of Sanctions Laws; or (iv) otherwise in violation of applicable Sanctions Laws or Trade Control Laws (collectively, “Trade Controls”).

(b) None of the Business, or any of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the Business, has at any time in the past two (2) years made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of any applicable Anti-Corruption Laws. None of the Business, or any of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the Business, is currently, or has in the last two (2) years been, the subject of any written claim or allegation by any Governmental Authority that such Person has made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or any other Person in violation of any Anti-Corruption Laws.

(c) In the past two (2) years, the Business has not received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

(d) None of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the business of the Company, is a Government Official, Governmental Authority or an instrumentality of a government. No Government Official or Governmental Authority is associated with, or owns, whether directly or indirectly, the business of the Company, or has any material legal or beneficial interest in the Transactions contemplated hereby.

Section 4.24 Information Supplied. None of the information supplied or to be supplied by the Company or any of its Subsidiaries specifically in writing for inclusion in (i) the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the ListCo Shareholders or at the time of the ListCo Extraordinary General Meeting, (ii) the Shell Company Report on Form 20-F will, at the date on which it is first filed with the SEC, and (iii) the initial listing application will, at the date it is first submitted to the Nasdaq, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of ListCo or its Affiliates.

Section 4.25 Control Documents.

(a) Each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder. The execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by such party. Each Control Document is in full force and effect, and represents the legal, valid and binding obligations of the parties named therein enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) (i) No party to any Control Document is in breach or default in the performance or observance of any of the terms or provisions of such Control Document, and (ii) none of the parties to any Control Document has sent or received any communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened by any of the parties thereto to the Company’s Knowledge, except, in each case of (i) through (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.26 No Other Representations. Except as provided in this Article IV, none of the Company, or the Company Shareholders, or any other Person has made, or is making, any representation or warranty whatsoever in respect of the Business, the Company, or the Company’s Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF LISTCO, MERGER SUB AND MERGER SUB II

Except as set forth in the Schedules to this Agreement delivered by ListCo, Merger Sub and Merger Sub II dated as of the date of this Agreement, or except as set forth in any of ListCo’s SEC Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any “risk factors” or “forward-looking statements” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), ListCo, Merger Sub and Merger Sub II represent and warrant to the Company as follows:

Section 5.01 Corporate Organization.

(a) Each of ListCo and its Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. ListCo has made available to the Company true and correct copies of each of the ListCo Organizational Documents and the Organizational Documents of each Subsidiary of ListCo as in effect as of the date hereof. Each of ListCo and each Subsidiary of ListCo is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of ListCo to consummate the Transactions or otherwise have a ListCo Impairment Effect.

(b) Each of Merger Sub and Merger Sub II was formed solely for the purpose of engaging in the Transactions, has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any other Transaction Agreement to which it is a party, as applicable.

Section 5.02 Due Authorization.

(a) Each of ListCo, Merger Sub and Merger Sub II has all requisite corporate power and authority to execute and deliver this Agreement, the Plans of Merger and each other Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement, the Plans of Merger and such other Transaction Agreements and the consummation of the Transactions have been duly and validly authorized and approved by the board of directors of ListCo at the recommendation of the Audit Committee, the sole shareholder of Merger Sub, the board of directors of Merger Sub, the sole shareholder of Merger Sub II, and the board of directors of Merger Sub II and no other corporate or equivalent proceeding on the part of ListCo, Merger Sub or Merger Sub II is necessary to authorize this Agreement, the Plans of Merger or such other Transaction Agreements or ListCo’s, Merger Sub’s or Merger Sub II’s performance hereunder or thereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been, and each of the Plans of Merger and such other Transaction Agreement (when executed and delivered by ListCo, Merger Sub and Merger Sub II) will be, duly and validly executed and delivered by ListCo, Merger Sub and Merger Sub II and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each of the Plans of Merger and such other Transaction Agreement will constitute a legal, valid and binding obligation of ListCo, Merger Sub and Merger Sub II, enforceable against ListCo, Merger Sub and Merger Sub II in accordance with its terms, subject to the Enforceability Exceptions.

(b) The only approvals or votes required from the holders of the ListCo’s Equity Securities in connection with the entry into this Agreement by ListCo, the consummation of the Transactions, including the Closing, and the approval of the Transactions are as set forth on Schedule 5.02(b).

(c) At a meeting duly called and held, the board of directors of ListCo has unanimously, upon the unanimous recommendation of the Audit Committee: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment, (ii) determined that this Agreement and the Transactions, including the Mergers and the Amendment, are in the best interest of ListCo and the ListCo Shareholders, and (iii) resolved to recommend to its shareholders that they approve the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

(d) At a meeting duly called and held, the board of directors of Merger Sub has unanimously: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers, (ii) determined that this Agreement and the Transactions, including the Mergers, are in the best interest of Merger Sub and its sole shareholder, and (iii) resolved to recommend the adoption of this Agreement by the sole shareholder of Merger Sub.

(e) At a meeting duly called and held, the board of directors of Merger Sub II has unanimously: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers, (ii) determined that this Agreement and the Transactions, including the Mergers, are in the best interest of Merger Sub II and its sole shareholder, and (iii) resolved to recommend the adoption of this Agreement by the sole shareholder of Merger Sub II.

(f) ListCo as the sole shareholder of Merger Sub and Merger Sub II has approved this Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

Section 5.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 and obtaining the ListCo Shareholder Approval, the execution, delivery and performance of this Agreement and any other Transaction Agreement to which ListCo, Merger Sub or Merger Sub II is a party, and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents or the Organizational Documents of any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to ListCo or any of its Subsidiaries, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo or any of its Subsidiaries is a party, or (d) result in the creation of any Lien upon any of the properties or assets of ListCo or any of its Subsidiaries, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect.

Section 5.04 Litigation and Proceedings. There are no, and during the past two years there have been no, pending or, to the Knowledge of ListCo, threatened Actions by or against ListCo or any of its Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $250,000 individually or $500,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect. There is no Governmental Order currently imposed upon ListCo or any of its Subsidiaries that would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $250,000 individually or $500,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect. Neither ListCo nor any of its Subsidiaries is not a party to any settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $250,000 individually or $500,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of ListCo, Merger Sub or Merger Sub II with respect to the execution, delivery and performance of this Agreement and the other Transaction Agreements by each of ListCo, Merger Sub and Merger Sub II to which it is or will be a party and the consummation of the Transactions, except for (i) obtaining the consents of, or submitting notifications, filings, notices or other submissions to, the Governmental Authorities listed on Schedule 5.05, (ii) obtaining any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a ListCo Impairment Effect, (iii) the filing with the SEC of (A) the Proxy Statement (B) any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, and (C) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iv) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (v) the filing of the Plans of Merger and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act, and (vi) the ListCo Shareholder Approval.

Section 5.06 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions or any other potential transaction considered or engaged in by or on behalf of ListCo based upon arrangements made by or on behalf of ListCo or any of its Affiliates.

Section 5.07 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Other than as set forth on Schedule 5.07, ListCo has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (collectively, including any statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC subsequent to the date of this Agreement, each as it has been amended since the time of its filing and including all exhibits thereto, the “SEC Reports”). Each SEC Report, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (collectively, the “Federal Securities Laws”) (including, as applicable, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to the SEC Reports. None of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(b) The SEC Reports contain true and complete copies of the applicable financial statements of ListCo. The audited financial statements (including the notes and schedules thereto) and unaudited interim financial statements included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of ListCo as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. ListCo does not have any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(c) ListCo has made available to the Company copies of the unaudited consolidated balance sheets of ListCo and its Subsidiaries as of December 31, 2021, and the related unaudited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the one year then ended, and to ListCo’s Knowledge, such financial statements present fairly, in all material respects, the financial position of ListCo and its Subsidiaries as of the date and for the period indicated therein, and the results of their operations and cash flows for the year then ended in conformity with GAAP.

(d) ListCo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to ListCo and other material information required to be disclosed by ListCo in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to ListCo’s principal executive officer and principal financial officer. Such disclosure controls and procedures are effective in timely alerting ListCo’s principal executive officer and principal financial officer to material information required to be included in ListCo’s financial statements included in ListCo’s periodic reports required under the Exchange Act.

(e) ListCo has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by ListCo or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ListCo.

(f) Neither ListCo nor any of its Subsidiaries has any liabilities, debts or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts or obligations (i) incurred or arising under or in connection with the Transactions, including expenses related thereto, or (ii) incurred in connection with or incident or related to ListCo’s incorporation or continuing corporate existence, which, for purposes of this clause (ii), are immaterial in nature.

Section 5.08 Compliance with Laws. Each of ListCo and its Subsidiaries is, and since December 31, 2020 has been, in compliance in all material respects with all applicable Laws. Neither ListCo nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law since its incorporation, except for any such violation which, individually or in the aggregate, has not had and would not reasonably be expected to be material to ListCo and its Subsidiaries, taken as a whole. Each of ListCo and its Subsidiaries holds, and since December 31, 2021 has held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the business of ListCo and the applicable Subsidiaries (the “ListCo Permits”). Each of ListCo and its Subsidiaries is, and since December 31, 2021 has been, in compliance with and not in default under such ListCo Permits, in each case, except for such noncompliance that would not, individually or in the aggregate, be material to ListCo and its Subsidiaries, taken as a whole.

Section 5.09 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a ListCo Impairment Effect:

(i) all Tax Returns required to be filed by ListCo or its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all respects;

(ii) all Taxes (whether or not shown as due on Tax Returns) required to be paid by ListCo or its Subsidiaries have been paid;

(iii) there is no Action with respect to Taxes of ListCo or its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv) ListCo and each of its Subsidiaries has complied in all respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v) (A) there are no assessments, deficiencies, adjustments or other claims with respect to Taxes that have been asserted, assessed or threatened against ListCo or its Subsidiaries that have not been paid or otherwise resolved in full, and (B) neither ListCo nor any of its Subsidiaries has entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes that has not expired;

(vi) if ListCo or any of its Subsidiaries is required to be registered for VAT in any jurisdiction, then it so registered in each applicable jurisdiction and ListCo or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT;

(vii) neither ListCo nor any of its Subsidiaries is subject to Tax in a country other than the country of its incorporation or formation by virtue of (A) having a permanent establishment or other place of business or (B) having a source of income in that jurisdiction;

(viii) no written claim has been made by a Governmental Authority in a jurisdiction where ListCo or any of its Subsidiaries does not file Tax Returns that ListCo or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved; and

(ix) neither ListCo nor any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of any deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by ListCo or any of its Subsidiaries (including the non-payment of a Tax) on or prior to the Closing Date (including (A) the delay of payment of employment Taxes under any COVID-19 Measure or any similar notice or order or law, and (B) the advance refunding or receipt of credits under any COVID-19 Measure).

(b) Neither ListCo nor any of its Subsidiaries has taken any action (nor permitted any action to be taken), nor is it aware of any fact or circumstance, that would reasonably be expected to prevent, impair, or impede the Intended Tax Treatment.

Section 5.10 Capitalization.

(a) The authorized share capital of ListCo is 200,000,000 ordinary shares of a par value of $0.01 each. Schedule 5.10(a) sets forth the total number and amount of all of the issued and outstanding Equity Securities of ListCo. No preferred shares of ListCo have been issued or are outstanding. All of the issued and outstanding shares of Equity Securities of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of ListCo and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of ListCo or any Contract to which ListCo is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, ListCo’s Organizational Documents and the Transaction Agreements).

(b) All of the issued and outstanding shares of Equity Securities of the Subsidiaries of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, each such Subsidiary’s Organizational Documents and the Transaction Agreements)..

(c) Except as set forth on Schedule 5.10(a), there are no Equity Securities of ListCo or any of its Subsidiaries authorized, reserved, issued or outstanding. Except as disclosed in the SEC Reports or the Organizational Documents of ListCo and its Subsidiaries, there are no outstanding obligations of ListCo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of ListCo or the applicable Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of ListCo or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which ListCo Shareholders or shareholders of each such Subsidiary may vote. Except as disclosed in the SEC Reports, ListCo is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to ListCo Shares or any other Equity Securities of ListCo.

(d) Neither ListCo nor any of its Subsidiaries owns any Equity Securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into Equity Securities of such Person.

(e) The ListCo Ordinary Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable Securities Laws and not subject to, and not issued in violation of, any Lien (other than restrictions arising under applicable Laws, the ListCo’s Organizational Documents and the Transaction Agreements), purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the ListCo’s Organizational Documents, or any Contract to which ListCo is a party or otherwise bound.

(f) The authorized share capital of Merger Sub is $50,000 divided into 5,000,000 ordinary shares of a par value of $0.01 each, with one ordinary share issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by ListCo, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Mergers, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Mergers and the other Transactions.

(g) The authorized share capital of Merger Sub II is $50,000 divided into 5,000,000 ordinary shares of a par value of $0.01 each, with one ordinary share issued and outstanding. All of the issued and outstanding share capital of Merger Sub II is, and at the Effective Time will be, owned by ListCo, free and clear of any Liens. Merger Sub II was formed solely for the purpose of engaging in the Transactions, including the Mergers, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Mergers and the other Transactions.

Section 5.11 Material Contracts; No Defaults.

(a) ListCo has filed as an exhibit to the SEC Reports every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, ListCo is a party or by which any of its respective assets are bound.

(b) Each Contract of a type required to be filed as an exhibit to the SEC Reports, whether or not filed, was entered into at arm’s length. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type required to be filed as an exhibit to the SEC Reports, whether or not filed, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of ListCo, and, to the Knowledge of ListCo, the other parties thereto, and are enforceable by ListCo to the extent a party thereto in accordance with their terms, subject in all respects to the Enforceability Exceptions, (ii) ListCo and, to the Knowledge of ListCo, the counterparties thereto, are not in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) ListCo has not received any written claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by ListCo or any other party thereto (in each case, with or without notice or lapse of time or both) and (v) ListCo has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 5.12 Related Party Transactions. There are no Contracts, transactions, arrangements or understandings between (a) ListCo, on the one hand, and (b) any Related Party of ListCo. No Related Party of ListCo (i) owns any interest in any material asset used by ListCo, or (ii) owes any material amount to, or is owed any material amount by, ListCo.

Section 5.13 ListCo Benefit Plans.

(a) Schedule 5.13(a) sets forth a true and complete list of each employee benefit plan, and each stock ownership, stock purchase, stock option, phantom stock, equity or other equity-based, severance, employment (other than offer letters that do not provide severance or change in control benefits), termination, individual consulting, retention, change-in-control, transaction, fringe benefit, pension bonus, incentive, deferred compensation, employee loan and all other benefit or compensation plans, polices, agreements or other arrangements, which are, in each case, contributed to, required to be contributed to, sponsored by or maintained by ListCo or any of its Subsidiaries for the benefit of any current or former employee, officer, director, contractor, consultant or other service provider of ListCo or its Subsidiaries (collectively, the “ListCo Employees”) or under or with respect to which ListCo or any of its Subsidiaries has any material liability, contingent or otherwise, but not including any of the foregoing sponsored or maintained by a Governmental Authority or required to be contributed to or maintained pursuant to applicable Law.

(b) With respect to each material ListCo Benefit Plan, ListCo has made available to the Company copies of each ListCo Benefit Plan. ListCo does not have any employee incentive plan other than the ListCo Incentive Plans.

(c) Each ListCo Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and all applicable Laws.

(d) Neither the execution and delivery of this Agreement by ListCo nor the consummation of the Mergers could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider of ListCo or its Subsidiaries under any ListCo Benefit Plan, or (B) result in the payment by ListCo or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of ListCo or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any ListCo Employee.

Section 5.14 Investment Company Act; JOBS Act. Neither ListCo nor any of its Subsidiaries is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case, within the meaning of the Investment Company Act of 1940, as amended. ListCo constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.15 Business Activities; Absence of Changes.

(a) Since the completion of the transactions to sell substantially all its assets, as publicly announced by ListCo on December 30, 2021, ListCo has not conducted any material business activities other than activities directed toward the accomplishment of the Transactions. Except as set forth in the ListCo Organizational Documents, there is no agreement, Contract, commitment, or Governmental Order binding upon ListCo or to which ListCo is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of ListCo or any acquisition of property by ListCo or any of its Subsidiaries or the conduct of business by ListCo or any of its Subsidiaries as currently conducted or as contemplated to be conducted, in each case, following the Closing in any material respects.

(b) ListCo does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither ListCo nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a transaction similar in nature to the Merger.

(c) Since December 31, 2021, (i) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect, and (ii) except as expressly contemplated by this Agreement, the other Transaction Agreements or in connection with the Transactions, ListCo has carried on its business in all material respects in the ordinary course of business.

Section 5.16 Nasdaq Listing. As of the date hereof, American Depositary Shares representing ListCo Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “REDU.” Except as disclosed in the SEC Reports, ListCo has complied with the applicable listing requirements of the Nasdaq. Except as disclosed in the SEC Reports, ListCo has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the American Depositary Shares representing ListCo Ordinary Shares from the Nasdaq or the SEC, and there is no Action pending or, to the Knowledge of ListCo, threatened against ListCo by the Nasdaq or the SEC with respect to any intention by such entity to deregister the American Depositary Shares representing ListCo Ordinary Shares or terminate the listing of the American Depositary Shares representing ListCo Ordinary Shares on the Nasdaq. None of ListCo or its Affiliates has

taken any action in an attempt to terminate the registration of the American Depositary Shares representing ListCo Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

Section 5.17 Information Supplied. None of the information supplied or to be supplied by ListCo or any of its Subsidiaries specifically in writing for inclusion in (i) the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the ListCo Shareholders or at the time of the ListCo Extraordinary General Meeting, (ii) the Shell Company Report on Form 20-F will, at the date on which it is first filed with the SEC, and (iii) the initial listing application will, at the date it is first submitted to the Nasdaq, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ListCo makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

Section 5.18 Employees. Other than any officers as described in ListCo’s SEC Reports, ListCo has no employees, and has not retained any contractors, other than consultants and advisors in the ordinary course of business consistent with past practice or in connection with the hearing with the Nasdaq for an Extension. Other than reimbursement of any out-of-pocket expenses incurred by ListCo’s officers and directors in connection with activities on ListCo’s behalf, ListCo has no unsatisfied liability with respect to any officer or director.

Section 5.19 Opinion of Financial Advisor. China Renaissance Securities (Hong Kong) Limited has delivered to the Audit Committee a written opinion dated the date hereof stating that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Transactions, including the Mergers are fair from a financial point of view to the holders of the Equity Securities of ListCo. A full copy of such opinion has been provided to the Company.

Section 5.20 No Other Representations. Except as provided in this Article V, none of ListCo, Merger Sub, Merger Sub II nor any other Person has made, or is making, any representation or warranty whatsoever in respect of ListCo, Merger Sub or Merger Sub II.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any other Transaction Agreement, as consented to in writing by ListCo (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law, conduct and operate its business in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, except as contemplated by this Agreement, in any other Transaction Agreement, or any Company Series A Transaction Document, as consented to by ListCo in writing (such consent not to be unreasonably conditioned, withheld or delayed), or as required by applicable Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), except (A) in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole, and (B) in connection with the Company’s series A financing; or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);

(b) (i) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien) on, any Equity Securities of the Company or any of its Subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries, in each case of (i) through (ii) other than (A) issuance of Company Series A Preferred Shares upon exercise of the Company Warrants in accordance with the terms thereof, (B) issuance of Company Ordinary Shares upon conversion of Company Series A Preferred Shares in accordance with the Company’s Organizational Documents, and (C) grant of Company Options and issuance of Company Ordinary Shares upon exercise of Company Options in accordance with the Company Incentive Plan;

(c) sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property), in each case in an amount exceeding $5 million and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of tangible assets or equipment deemed by the Company in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of Intellectual Property in the ordinary course of business, (iv) as already contracted by the Company or any of its Subsidiaries, (v) disclose any confidential information of the Company and its Subsidiaries to any Person other than pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among the Company and its Subsidiaries or among its Subsidiaries;

(d) except for entries, modifications, amendments, waivers or terminations in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under or terminate, any Specified Contract, any Control Document or any Lease;

(e) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case in an amount exceeding $5 million;

(f) settle any pending or threatened Action if such settlement would require payment by the Company in an amount greater than $2 million or admit criminal wrongdoing;

(g) except in the ordinary course of business, accelerate or delay in any respect material to the Company and its Subsidiaries (x) collection of any account receivable in advance of or beyond its due date, or (y) payment of any account payable in advance of or beyond its due date;

(h) other than in the ordinary course of business, (i) incur, create or assume any Indebtedness in an amount exceeding $10 million, other than (x) ordinary course trade payables, (y) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and its Subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any Indebtedness in an amount exceeding $10 million, or (iii) guarantee the obligations of any Person for indebtedness for borrowed money in an amount exceeding $10 million;

(i) make any loans or advance any money or other property to any Person in an amount exceeding $5 million, except for (i) advances in the ordinary course of business to employees, officers or directors of the Company or any of its Subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of the Company or any of its Subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business and (iv) advances or other payments among the Company and its Subsidiaries;

(j) make any capital expenditures that in the aggregate exceed $2 million, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

(k) (i) split, combine, subdivide, reclassify, or amend any terms of its Equity Securities, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the Company Incentive Plan, or (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

(l) make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable accounting standards or applicable Law;

(m) make, change or revoke any material Tax election in a manner inconsistent with past practice; change or revoke any material accounting method with respect to Taxes; file any material Tax Return in a manner materially inconsistent with past practice; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; defer any Taxes as a result of a COVID-19 Measure; surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Mergers from qualifying for the Intended Tax Treatment;

(n) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

(o) enter into any Contract to do any action prohibited under Section 6.01 above.

Notwithstanding anything to the contrary contained herein (including this Section 6.01), (x) nothing herein shall prevent the Company or any of its Subsidiaries from taking any COVID-19 Measures or any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01, and no such action (or failure to act) shall serve as a basis for ListCo to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied and (y) nothing in this Section 6.01 is intended to give ListCo or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries prior to the Closing, and prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law or (c) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure (provided that the Company will use commercially reasonable efforts to provide any information described in the foregoing clauses (b) or (c) in a manner that would not be so prohibited or would not jeopardize privilege), the Company shall, and shall cause its Subsidiaries to, afford to ListCo and its Representatives reasonable access during the Interim Period, and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, and shall use its commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries and so long as reasonably feasible or permissible under applicable Law and subject to appropriate COVID-19 Measures, to the properties, books, records and appropriate officers of the Company and its Subsidiaries, in each case, as ListCo and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided that such access shall not include any invasive or intrusive investigations or testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries. All information obtained by ListCo and its Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section 6.03 No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of ListCo in violation of such Laws, or knowingly cause or encourage any Person to purchase or sell any securities of ListCo in violation of such Laws.

Section 6.04 Taxes Relating to the Company Securities. The Company acknowledges and agrees that ListCo is not responsible for any and all taxes of any nature that are imposed by applicable Laws on holders of Company Securities in connection with Transactions.

Section 6.05 Restructuring. As soon as practicable after the date of this Agreement, the Company shall take actions to complete (a) all the restructuring and reorganization items contemplated by reorganization plan included in the Company Series A Transaction Documents (subject to such good-faith adjustments as the Company as advised by its PRC counsel considers appropriate), and (b) the registration of equity pledge contemplated by the Control Documents at applicable PRC Governmental Authority.

ARTICLE VII

COVENANTS OF LISTCO

Section 7.01 Conduct of Business.

(a) During the Interim Period, except as expressly required by this Agreement, as consented to by the Company in writing (including, for the avoidance of doubt, actions as may be required or considered advisable in the mutual determination of ListCo and the Company for the performance of ListCo’s obligations under Section 7.04, for the satisfaction of the conditions set forth in Section 9.01(d), or to prevent the occurrence of a ListCo Impairment Effect) or as required by applicable Law, ListCo shall not:

(i) change or amend the ListCo Organizational Documents except as expressly contemplated by the Transaction Agreements;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of ListCo; (B) split, combine or reclassify any Equity Securities of ListCo; (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of ListCo, or (D) modify, or issue any awards or Equity Securities under, any ListCo Incentive Plan or establish any incentive plan;

(iii) (A) fail to maintain its existence or merge, consolidate, combine or amalgamate ListCo with any Person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof or (C) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ListCo (other than the Transactions);

(iv) make any capital expenditures;

(v) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(vi) make, change or revoke any material Tax election; adopt, change or revoke any material accounting method with respect to Taxes; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; file any material Tax Return in a manner materially inconsistent with past practice; defer any Taxes as a result of a COVID-19 Measure; surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Mergers from qualifying for the Intended Tax Treatment;

(vii) enter into, renew or amend in any material respect, any transaction or Contract with a Related Party of the ListCo;

(viii) settle any pending or threatened Action;

(ix) incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any Indebtedness;

(x) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities or any options, warrants or other rights to purchase or obtain any Equity Securities;

(xi) engage in any activities or business, other than activities or business (A) in connection with or incident or related to ListCo’s continuing corporate existence, (B) contemplated by, or incident or related to, this Agreement, any other Transaction Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

(xii) enter into any settlement, conciliation or similar Contract that would require any payment from or that would impose non-monetary obligations on ListCo or any of its Affiliates (or the Company or any of its Subsidiaries after the Closing);

(xiii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of ListCo or liquidate, dissolve, reorganize or otherwise wind-up the business or operations of ListCo or resolve to approve any of the foregoing;

(xiv) change ListCo’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

(xvi) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01(a).

(b) During the Interim Period, ListCo shall comply with, and continue performing under, as applicable, the ListCo Organizational Documents, the Transaction Agreements (to the extent in effect during the Interim Period) and all other agreements or Contracts to which the ListCo is party.

Section 7.02 Inspection. ListCo shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, and with reasonable advance notice, to the books, Tax Returns, records and appropriate officers and employees of ListCo, and shall use its reasonable best efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of ListCo, in each case as the Company and its Representatives may reasonably request for purposes of the Transactions, and except for any information which (x) relates to the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of ListCo would result in the loss of attorney client privilege or other privilege from disclosure (provided that ListCo will use commercially reasonable efforts to provide any information described in the foregoing clauses (y) or (z) in a manner that would not be so prohibited or would not jeopardize privilege).

Section 7.03 ListCo Public Filings. From the date hereof through the Closing, ListCo shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws, including the timely filing of an annual report on Form 20-F for the 2021 fiscal year.

Section 7.04 ListCo Listing. From the date hereof through the Closing, ListCo shall use its reasonable best efforts to (a) take or cause to be taken all necessary and appropriate actions to (i) appeal the Nasdaq staff’s decision to delist ListCo to a hearings panel and obtain an extension period to regain compliance with the deficiency cited by the staff of Nasdaq in a letter dated January 11, 2022 (an “Extension”) and (ii) further appeal the hearings panel’s adverse decision, if recommended by ListCo’s advisors, to the Nasdaq Listing and Hearing Review Council, (b) keep the Company promptly informed on the status of any hearing process and all written and oral communications with Nasdaq, and (c) ensure ListCo remains listed as a public company on, and for American Depositary Shares representing ListCo Ordinary Shares to be listed on, the Nasdaq.

Section 7.05 ListCo Board Composition. ListCo shall take all necessary actions to ensure that immediately prior to the Closing, the ListCo Board shall consist of seven (7) directors, as follows: Dai Zhen, Wang Yang, Sun Weilin, Chen Zhongjue, Liu Bin, and two (2) individuals as the Company may designate, each of whom shall qualify as an “independent director” under the listing rules of Nasdaq (the “Agreed ListCo Board Composition”).

ARTICLE VIII

JOINT COVENANTS

Section 8.01 Efforts to Consummate.

(a) Each of the Company, ListCo, Merger Sub and Merger Sub II shall use (and shall cause their respective Affiliates to use) their commercially reasonable efforts to (i) prepare and file with Governmental Authorities requests for Regulatory Approvals (together with the necessary application documents) as soon as practicable after the execution of this Agreement, (ii) cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain the Regulatory Approvals as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, ListCo, Merger Sub and Merger Sub II shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, ListCo, Merger Sub and Merger Sub II shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to ListCo, and ListCo, Merger Sub and Merger Sub II shall promptly furnish to the Company, copies of any notices or communications received by such Party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such Party shall permit counsel to the other parties an opportunity to review in advance, and each such Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party or its Affiliates to any Governmental Authority concerning the Transactions. To the extent not prohibited by Law, the Company agrees to provide ListCo and its counsel, and ListCo agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such Party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, ListCo, Merger Sub and Merger Sub II agrees to make all filings, to provide all information required from such Party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals.

(c) During the Interim Period, ListCo, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of ListCo, any Subsidiary of ListCo or any of their respective Representatives (in their capacity as a representative of ListCo or any Subsidiary of ListCo) or, in the case of the Company, any Subsidiary of the Company or any of their respective Representatives (in their capacity as a representative of the Company or any Subsidiary of the Company). ListCo and the Company shall each (i) keep the other Party timely informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, in no event shall ListCo (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

Section 8.02 Proxy Statement; Shell Company Report; Initial Listing Application.

(a) Proxy Statement; Shell Company Report.

(i) As promptly as practicable after the execution of this Agreement, ListCo with the cooperation and assistance of the Company shall prepare and file with the SEC materials mutually acceptable to ListCo and the Company which shall include the proxy statement to be filed with the SEC and sent to the ListCo Shareholders relating to the ListCo Extraordinary General Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall furnish to ListCo and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement, and will assist ListCo in drafting the portions of the Proxy Statement relating to the Company’s business and operations. ListCo will cause the Proxy Statement to be mailed to the ListCo Shareholders on such date as ListCo and the Company may mutually agree.

(ii) No more than four Business Days before the Closing, ListCo shall file a Shell Company Report on Form 20-F pursuant to the Exchange Act to report the Transactions. Prior to the Closing, the Company with the cooperation and assistance of ListCo will prepare and finalize the Shell Company Report on Form 20-F. ListCo shall furnish to the Company and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Shell Company Report, and will assist the Company in drafting the portions of the Shell Company Report relating to ListCo. The Company shall use its commercially reasonable efforts to complete the audit of requisite financial statements of the Company prior to the filing of the Shell Company Report on Form 20-F by ListCo.

(iii) If, at any time prior to the Effective Time, any event or circumstance relating to the Company, ListCo, Merger Sub, Merger Sub II or their respective officers or directors, should be discovered by ListCo or the Company, as applicable, which should be set forth in an amendment or a supplement to the Proxy Statement or that would cause the Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained in the Proxy Statement, in light of the circumstances under which they were made, not misleading, such Party shall promptly inform the other Parties. Thereafter, ListCo, the Company, Merger Sub and Merger Sub II shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy Statement describing or correcting such information and ListCo shall promptly file such amendment or supplement with the SEC such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by Law, disseminate such amendment or supplement to the ListCo Shareholders; provided, that no information received by ListCo or the Company, as applicable, pursuant to this Section 8.02 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

(iv) The Company shall use its commercially reasonable efforts to assist and cooperate with ListCo in ListCo’s initial listing application with the Nasdaq in connection with the Transactions, including furnishing to ListCo and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with such initial listing application, and assisting ListCo in drafting the portions of such initial listing application relating to the Company’s business and operations.

(b) ListCo Extraordinary General Meeting. ListCo shall, on such date as ListCo and the Company may mutually agree, establish a record date for, duly call and give notice of, convene and hold a meeting of ListCo Shareholders (the “ListCo Extraordinary General Meeting”), and ListCo shall convene and hold a meeting of ListCo Shareholders, in each case in accordance with ListCo’s Organizational Documents and applicable Law, for the purpose of (i) obtaining the ListCo Shareholder Approval, (ii) adopting or approving such other proposals as may be reasonably requested by the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) adopting or approving any other proposal that either the SEC or the Nasdaq (or the respective staff thereof) indicates is necessary, and (iv) related and customary procedural and administrative matters. ListCo shall use its reasonable best efforts to obtain such approvals and authorizations from the ListCo Shareholders at the ListCo Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking such approvals and authorizations from the ListCo Shareholders. Notwithstanding anything to the contrary contained in this Agreement, ListCo shall be entitled to postpone or adjourn the ListCo Extraordinary General Meeting solely to the extent necessary (an “ListCo Meeting Change”): (x) to comply with applicable Law, (y) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of ListCo has determined in good faith is required by applicable Law is disclosed to ListCo Shareholders and for such supplement or amendment to be promptly disseminated to ListCo Shareholders with sufficient time prior to the ListCo Extraordinary General Meeting for ListCo Shareholders to consider the disclosures contained in such supplement or amendment; or (z) if, as of the time for which the ListCo Extraordinary General Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient ListCo Shares represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the ListCo Extraordinary General Meeting; provided that, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), ListCo may only be entitled to one ListCo Meeting Change (excluding any postponements or adjournments required by applicable Law), and the ListCo Extraordinary General Meeting may not be adjourned or postponed to a date that is more than fourteen (14) Business Days after the date for which the ListCo Extraordinary General Meeting was originally scheduled (excluding any postponements or adjournments mandated by applicable Law) and provided it is held no later than three (3) Business Days prior to the Termination Date; provided, further, that in the event of a postponement or adjournment pursuant to clauses (y) or (z), the ListCo Extraordinary General Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 8.03 D&O Indemnification and Insurance.

(a) From and after the Closing, ListCo shall indemnify and hold harmless each present and former director and officer of ListCo (solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of ListCo) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that ListCo would have been permitted under applicable Law and its memorandum and articles of association or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties. From and after the Closing, ListCo will maintain a director indemnification agreement in customary form with each present and former director of ListCo that provides, or ensure that its memorandum and articles of association or other Organizational Documents will provide, that on the terms and subject to the conditions set out therein, Listco shall advance, prior to the final disposition of any Action for which indemnification may be sought under this Section 8.03, promptly following request by such director therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such director in connection with any such Action upon receipt of an undertaking by such director to repay such advances if it is ultimately decided that such director is not entitled to indemnification pursuant to that indemnification agreement, the Organizational Documents of ListCo or applicable law. Without limiting the foregoing, ListCo shall, and shall cause its Subsidiaries to, (i) maintain for a period of not less than six years from the Closing provisions in its memorandum and articles of association or other Organizational Documents concerning the indemnification and exoneration of ListCo or the Company’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the memorandum and articles of association of ListCo or the Company, respectively, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) ListCo shall use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or ListCo’s directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms substantially similar to the terms of such current insurance coverage.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.03 shall survive the Closing indefinitely and shall be binding, jointly and severally, on ListCo and its successors and assigns. In the event that ListCo or its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, ListCo shall ensure, and cause its Subsidiaries to ensure, that proper provision shall be made so that the successors and assigns of ListCo shall succeed to the obligations set forth in this Section 8.03.

(d) This Section 8.03 shall not be terminated or modified in any material respect as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 8.04 Exclusivity.

(a) During the Interim Period, the Company shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving the Company or its Subsidiaries that precludes or is mutually exclusive with the Transactions (an “Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.04(a). The Company agrees to promptly notify ListCo if the Company or any of its Representatives or Subsidiaries receive any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to ListCo in reasonable detail the terms and substance thereof, and the Company shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than ListCo and its Representatives) regarding an Alternative Transaction Proposal.

(b) During the Interim Period, ListCo shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving ListCo or its Subsidiaries that precludes or is mutually exclusive with the Transactions (an “Alternative ListCo Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative ListCo Transaction Proposal or that would lead to any such Alternative ListCo Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any Alternative ListCo Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.04(b). ListCo agrees to promptly notify the Company if ListCo or any of its Representatives or Subsidiaries receives any offer or communication in respect of an Alternative ListCo Transaction Proposal, and will promptly communicate to the Company in reasonable detail the terms and substance thereof, and ListCo shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than the Company and its Representatives) regarding an Alternative ListCo Transaction Proposal.

Section 8.05 Tax Matters.

(a) Each of ListCo, the Company, Merger Sub and Merger Sub II shall (i) use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of ListCo, the Company, Merger Sub and Merger Sub II shall report the Mergers consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. The parties shall cooperate with each other and their respective tax counsel to document and support the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes incurred in connection with this Agreement and the Transactions will be borne by the party responsible therefor under applicable Law.

Section 8.06 Confidentiality; Publicity.

(a) ListCo acknowledges that the information being provided to it in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b) None of ListCo, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or ListCo, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law, in which case ListCo or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance; provided that each Party and its Affiliates may make disclosure regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective Representatives and limited partners or investors in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information strictly confidential; and provided that the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent or with any Governmental Authorities under Section 8.01.

(c) Promptly after the execution of this Agreement, ListCo and the Company shall issue a mutually agreed joint press release announcing the execution of this Agreement. Prior to Closing, the Company shall prepare a press release announcing the consummation of the Transactions, the form and substance of which shall be approved in advance by ListCo, which approval shall not be unreasonably withheld, conditioned or delayed (“Closing Press Release”). Upon the Closing, the Company shall issue the Closing Press Release.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Mergers are subject to the satisfaction at the Closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of the Parties:

(a) Governmental Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect.

(b) No Prohibition. There shall not be in force and effect any (i) Law or (ii) Governmental Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting, or making illegal the consummation of the Merger.

(c) ListCo Shareholder Approval. The ListCo Shareholder Approval shall have been obtained and shall remain in full force and effect.

(d) Nasdaq Listing Application. (i) ListCo shall have remained continuously listed on Nasdaq, (ii) ListCo’s initial listing application with Nasdaq in connection with the Transactions shall have been approved, and (iii) it shall have been reasonably expected that immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of Nasdaq.

Section 9.02 Additional Conditions to Obligations of ListCo, Merger Sub and Merger Sub II. The obligations of the ListCo, Merger Sub and Merger Sub II to consummate, or cause to be consummated, the Mergers are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by ListCo:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in Section 4.01 (Corporation Organization of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.07 (Capitalization of Subsidiaries), and Section 4.21 (Brokers’ Fees) (collectively, the “Specified Representations”) that is (x) qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) Each of the representations and warranties of the Company contained in Article IV (other than the Specified Representations and the representations and warranties of the Company contained in Section 4.06 or Section 4.09(d)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(iii) The representations and warranties set forth in Section 4.06 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to ListCo a certificate, dated the Closing Date, to the effect that the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred which is continuing and uncured.

Section 9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Mergers are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of ListCo, Merger Sub and Merger Sub II contained in Article V (other than the representations and warranties of ListCo contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.06 (Brokers Fees) and Section 5.10 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality”, ListCo Impairment Effect or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a ListCo Impairment Effect.

(ii) Each of the representations and warranties of ListCo contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.06 (Brokers Fees) and Section 5.10 (Capitalization) that is (x) qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iii) The representations and warranties of ListCo contained in Section 5.10 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of ListCo in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. ListCo shall have delivered to the Company a certificate signed by an officer of ListCo, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d) ListCo Board Composition. The composition of the ListCo Board shall have fully complied with the Agreed ListCo Board Composition.

(e) ListCo Incentive Plans. All the ListCo Incentive Plans shall have been terminated.

(f) No ListCo Impairment Effect. Since the date of this Agreement, no ListCo Impairment Effect shall have occurred.

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of ListCo and the Company;

(b) by written notice from the Company or ListCo to the other, if there shall be in effect any (i) Law or (ii) Governmental Order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers, and (y) in the case of clause (ii) such Governmental Order shall have become final and non-appealable;

(c) by written notice from the ListCo to the Company, if the Company has breached or failed to perform any of its representations, warranties, or covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.02(a) and Section 9.02(b) to be satisfied at the Closing and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by the Company before the earlier of (x) the fifth (5th) Business Day immediately prior to the Termination Date and (y) the 30th day following receipt of written notice from ListCo of such breach or failure to perform: provided that ListCo shall not have the right to terminate this Agreement pursuant to this Section 10.01(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(d) by written notice from the Company, if ListCo, Merger Sub or Merger Sub II has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.03(a) and Section 9.03(b) to be satisfied at the Closing and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by ListCo, Merger Sub or Merger Sub II before the earlier of (x) the fifth (5th) Business Day immediately prior to the Termination Date and (y) the 30th day following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(e) by written notice from either ListCo or the Company to the other, if ListCo failed to obtain the ListCo Shareholder Approval upon vote taken thereon at a duly convened ListCo Extraordinary General Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof); provided that the right to terminate this Agreement under this Section 10.01(e) shall not be available to ListCo if, at the time of such termination, ListCo is in material breach of Section 8.02 and such breach is the primary cause of the failure to obtain the ListCo Shareholder Approval; or

(f) by written notice from ListCo or the Company to the other, if the Transactions shall not have been consummated on or prior to July 11, 2022 (the “Termination Date”); provided, that the Termination Date may be extended beyond July 11, 2022 if expressly so agreed in writing by ListCo and the Company; provided, further, the right to terminate this Agreement pursuant to this Section 10.01(f) will not be available to any party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the transactions to be consummated by such time.

Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.14, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, or its Affiliates’ Representatives, other than liability of any Party for any fraud or any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 8.03 (D&O Indemnification), Section 8.04 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination) and Article XI and any other Section or Article of this Agreement referenced in the surviving provisions which are required to survive in order to give appropriate effect to the surviving provisions, and the Confidentiality Agreement, shall in each case survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Waiver. At any time and from time to time prior to the Effective Time, ListCo (acting upon the recommendation of the Audit Committee) and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other internationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to ListCo, Merger Sub and Merger Sub II, to:

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

Attn: Alex Wu

E-mail: alexwu@rdchina.net

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attn: Gary Li; Peter Qiu

E-mail: gary.li@kirkland.com; peter.qiu@kirkland.com

If to the Company, to:

Dada Auto Inc.

Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan

South Road, Chaoyang District, Beijing, China

Attn: Mingyi Jin

E-mail: jinmingyi@newlink.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attn: Z. Julie Gao; Shu Du

E-mail: julie.gao@skadden.com; shu.du@skadden.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided that notwithstanding the foregoing (a) in the event the Closing occurs, D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 8.03, and (b) the Non-Recourse Parties are intended third—party beneficiaries of, and may enforce, Section 11.15 and Section 11.16 .

Section 11.05 Expenses. Except as otherwise set forth in this Agreement, (a) if the Closing shall not occur, each Party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated, including all fees of its legal counsel, financial advisers and accountants, and (b) if the Closing shall occur, ListCo shall pay or cause to be paid, the expenses incurred by all Parties in connection with this Agreement and the transactions herein contemplated, including all fees of its legal counsel, financial advisers and accountants.

Section 11.06 Governing Law. This Agreement, and all Actions or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of New York (provided that the fiduciary duties of the Company Board and the ListCo Board, the Mergers and any exercise of appraisal and dissenters’ rights under the laws of the Cayman Islands with respect to the Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the other Transaction Agreements and that certain confidentiality agreement, dated as of January 12, 2022, by and between Newlink and ListCo (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions.

Section 11.10 Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the Parties; provided, that ListCo may not propose or agree to an amendment unless it is acting at the recommendation of the Audit Committee.

Section 11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law.

Section 11.12 Arbitration. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 11.12.

Section 11.13 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY TRANSACTION AGREEMENT OR THE TRANSACTIONS.

Section 11.14 Equitable Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement or any other Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not allege, and each Party hereby waives the defense, that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this and to enforce specifically the terms and provisions of this Agreement or any other Transaction Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, ListCo, Merger Sub or Merger Sub II under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”).

Section 11.16 Non-Survival. Notwithstanding anything herein or otherwise to the contrary, none of the representations, warranties, covenants, obligations or other agreements of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and, from and after the Closing, no Action shall be brought and no recourse shall be had against or from any Person in respect of such non-surviving representations, warranties, covenants or agreements, other than in the case of fraud. All such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof). Notwithstanding the foregoing, (a) those covenants and agreements contained herein that by their terms expressly in whole or in part require performance after the Closing shall survive the Effective Time but only with respect to that portion of such covenant or agreement that is expressly to be performed following the Closing and (b) this Article XI shall survive the Closing. For the avoidance of doubt, the terms of the Support Agreement and the Company Voting Agreement shall not be affected by this Section 11.16.

Section 11.17 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and, in the case of the Company, its Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties in respect of the Company and its Subsidiaries; (c) the representations and warranties in Article V constitute the sole and exclusive representations and warranties in respect of ListCo, Merger Sub and Merger Sub II; (d) except for the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the ListCo, Merger Sub and Merger Sub II, none of the Parties or any other Person (including any of the Non-Recourse Parties) makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) neither Party nor any of its Affiliates is relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the ListCo, Merger Sub and Merger Sub II. The foregoing does not limit any rights of any Party (or any other Person party to any other Transaction Agreements) pursuant to any other Transaction Agreement against any other Party (or any other Person party to any other Transaction Agreements) pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Nothing in this Section 11.17 shall relieve any Party of liability in the case of fraud committed by such Party.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

RISE EDUCATION CAYMAN LTD

By:	/s/ Weili Hong
Name:	Weili Hong
Title:	Independent Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DADA MERGER SUB LIMITED

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DADA MERGER SUB II LIMITED

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DADA AUTO INC.

By:	/s/ Cathy (Yang) Wang
Name:	Cathy (Yang) Wang
Title:	CEO

[Signature Page to Agreement and Plan of Merger]

SCHEDULE A

COMPANY VOTING SHAREHOLDER

•	Newlinks Technology Limited

•	BCPE Nutcracker Cayman, L.P.

SCHEDULE B

ALLOCATION SCHEDULE

PART A

N/A

PART B

Shareholder	Class of Company Securities Held	Number of Company Securities Held	Class of ListCo Shares	Number of ListCo Shares
Newlinks Technology Limited	Ordinary Shares	50,000,000	ListCo Class B Ordinary Shares	248,888,074
Newlinks Technology Limited			ListCo Class C Ordinary Shares	1,398,659,699

PART C

Shareholder	Class of Company Securities Held	Number of Company Securities Held	Class of ListCo Shares	Number of ListCo Shares
BCPE Nutcracker Cayman, L.P.	Series A Preferred Shares	568,182	ListCo Class A Ordinary Shares	18,722,140

PART D

Warrant holders	Class of Company Securities Held	Number of Company Securities Held	Class of ListCo Securities	Number of ListCo Shares
Shenzhen Haiju Xinneng Investment Partnership L.P. 深圳市海聚新能投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	267,539	Warrant to purchase ListCo Class A Ordinary Shares	8,815,666
Anji Zhenwei Liangshan Venture Capital Investment Partnership L.P. 安吉真为两山创业投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	7,705,128	Warrant to purchase ListCo Class A Ordinary Shares	253,891,329

Ningbo Zhenwei Qihang Equity Investment Partnership L.P. 宁波真为起航股权投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	62,426	Warrant to purchase ListCo Class A Ordinary Shares	2,056,996
CICC (Changde) Emerging Industry Venture Capital Partnership L.P. 中金（常德）新兴产业创业投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	891,797	Warrant to purchase ListCo Class A Ordinary Shares	29,385,563
Jiaxing Haohe Equity Investment Partnership L.P. 嘉兴浩和股权投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	428,063	Warrant to purchase ListCo Class A Ordinary Shares	14,105,085